*KH 3/11

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15047965

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47915

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Calvert Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	**MD**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Enderson **(301) 951-4800**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

7900 Tysons One Place	**McLean**	**VA**	**22102-4219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 3/11

AFFIRMATION

I, Robert J. Enderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Investment Distributors, Inc. (the "Company") as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/27/2015

Signature Date

Vice President, Corporate Finance Officer

Title

[signature]

Notary Public

MARY M SCHMIDT
MONTGOMERY COUNTY MD
MY COMM EXP 8/6/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Calvert Investment Distributors, Inc.

(SEC I.D. No. 8-47915)

Statement of Financial Condition
as of December 31, 2014,
Report of Independent Registered Public Accounting Firm

Calvert Investment Distributors, Inc.

(SEC I.D. No. 8-47915)

Statement of Financial Condition
as of December 31, 2014,
Report of Independent Registered Public Accounting
Firm

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

CALVERT INVESTMENT DISTRIBUTORS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3–6

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102-5971
USA

Tel: +1 703 251 1000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Calvert Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Investment Distributors, Inc. (a wholly owned subsidiary of Calvert Investments, Inc.) (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement referred to above present fairly, in all material respects, the financial position of Calvert Investment Distributors. Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

CALVERT INVESTMENT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ -
Investments — Trading — at fair market value	17,091,907
Due from affiliates of Calvert Investments, Inc.	8,767,848
Deferred tax asset	87,650
Prepaid expenses and other assets	970,670
Property and equipment (net of accumulated depreciation of $327,961)	170,812
TOTAL ASSETS	$27,088,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 465,811
Accrued payroll and related liabilities	990,131
Income taxes payable	243,120
Total liabilities	1,699,062
COMMITMENTS AND CONTINGENCIES:	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share — authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	21,220,337
Total stockholder's equity	25,389,825
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$27,088,887

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Calvert Investment Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Investments, Inc. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds"). The Company commits resources to serving institutional and high-net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Parent is owned by Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the Ameritas Mutual Holding Company ("Ameritas").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to financial statements. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Material estimates in which management believes near-term changes could reasonably occur include income taxes.

Brokerage Commissions — Commissions primarily represent broker reallowance paid to third party distributors related to sales of affiliated Funds' shares.

Investments — Investment securities are classified based on management's intention on the date of purchase. Securities that management holds principally for the purpose of selling them in the near future are included in a trading portfolio and are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in investment income. Fair value is estimated using quoted market prices.

Property and Equipment — Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of ten years.

Marketing Costs — Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Income Taxes — The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition,

derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations. The Company recognizes interest and penalties related to unrecognized benefits, within the income tax expense line in the statement of operations.

Subsequent Events — The Company has evaluated subsequent events through February 26, 2015, the date this financial statement was issued.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Investment Administrative Services Company, Calvert Investment Management Company, Inc. ("CIM"), and Calvert Investment Services, Inc., provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under a written agreement amongst all parties effective as of January 1, 2005, and amended October 18, 2010. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. ALIC provides various services to the Company for a fee. The services provided include, among others, responding to inquiries of policyholders invested in Company sponsored mutual funds and providing information to the Company's subsidiaries and policyholders with respect to shares attributable to policyholder accounts. Similarly, AHC provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services.

As of December 31, 2014, the Company held investments of approximately $ 17,091,907 in various mutual fund accounts with the Funds for which CIM is the advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Parent bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of Ameritas. The Members' federal tax provisions are determined on a separate return basis. The Company generally files separate state income tax returns. In states where a consolidated return is filed, with its Parent, the distribution of the consolidated state income tax results is determined on a separate income tax return basis. The Members' current tax sharing agreement with Ameritas is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Ameritas, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.

For the year ended December 31, 2014, the Company had no interest and penalties accrued for uncertain tax positions.

The Company is subject to taxation in the United States and various states. As of December 31, 2014, the Company's tax years, generally, for 2011–2014 are subject to examination by the tax authorities. At December 31, 2014, the Company had no federal net operating loss carry forward available and no state capital loss carry forward available.

Deferred taxes as of December 31, 2014, represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Compensation accruals	$ 346,546
State income taxes	10,255
Other accrued expenses	21,000
Total deferred tax assets	377,801
Deferred tax liabilities:	
Prepaid commission on C shares	(266,605)
Net unrealized gains on investments	(12,479)
Other	(11,067)
Total deferred tax liabilities	(290,151)
Net deferred tax assets	$ 87,650

6. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company follows the FASB ASC, *Fair Value Measurements and Disclosures* topic requiring financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include retail and institutional mutual funds.

Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company did not hold any Level 2 assets in 2014.

Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company did not hold any Level 3 assets in 2014.

The following is a summary of the inputs used to value the Company's investments as of year ending 2014:

		2014 Fair Value Measurements Using				
		Level 1	Level 2	Level 3		Total
Trading Securities:						-
Investments in affiliated mutual funds	$	17,091,907	-	-	$	17,091,907
Total Assets Accounted for at Fair Value	**$**	**17,091,907**	**$ -**	**$ -**	**$**	**17,091,907**

7. COMMITMENTS AND CONTINGENCIES

Litigation — The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

8. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 20143, the Company had net capital of $12,829,059, which was $12,715,788 in excess of the required net capital of $113,271. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

* * * * * *

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Deloitte Touche Tohmatsu Limited